UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2014

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

____________________

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos.. 333-195124 and 333-199033), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 2, 2014, Can-Fite BioPharma Ltd issued a press release announcing that it had entered into definitive agreements with institutional investors to purchase an aggregate of $8 million of American Depositary Shares in an at-the-market registered direct offering. The purchase price per ADS was $4.45. For each ADS purchased, investors will receive one-half of an unregistered warrant to purchase an ADS at an exercise price of $4.45 per ADS, which are exercisable immediately and expire five years from the date of issuance.

The closing of the offering is expected to take place on or about December 5, 2014, subject to the satisfaction of customary closing conditions.

The warrants and the ADSs underlying the warrants have not been registered under the Securities Act of 1933, as amended or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated December 2, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date December 2, 2014	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer

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